UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2020

HAPPINESS BIOTECH GROUP LIMITED

(Exact name of registrant as specified in its charter)

No. 11, Dongjiao East Road, Shuangxi, Shunchang, Nanping City

Fujian Province, People’s Republic of China
+86-0599-782-8808

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form40-F.

Form 20-F  ☒      Form40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Entry into Material Agreements

On September 22, Happiness Biotech Group Limited (the “Company”) entered into certain securities purchase agreement (the “SPA”) with certain “non-U.S. Persons” (the “Purchasers”) as defined in Regulation S of the Securities Act of 1933, as amended (the “Securities Act”) pursuant to which the Company agreed to sell 900,000 ordinary shares, (the “Shares”) par value $0.0005 per share (the “Ordinary Shares”), at a per share purchase price of $2.50. The gross proceeds to the Company from this offering will be $2.25 million.

The parties to the SPA have each made customary representations, warranties and covenants. The Shares will be issued to Purchasers upon satisfaction of all closing conditions, including the Nasdaq’ completion of its review of the notification to Nasdaq regarding the listing of the Shares.

The Shares to be issued in the Offering are exempt from the registration requirements of the Securities Act of 1933, as amended, pursuant to Regulation S promulgated thereunder.

The form of the SPA is filed as Exhibits 10.1 to this Current Report on Form 6-K and such document is incorporated herein by reference. The foregoing is only a brief description of the material terms of the SPA, and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibits.

Exhibit

Exhibit Number	Exhibit
4.1	Form of the Securities Purchase Agreement

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Happiness Biotech Group Limited

Date: September 25, 2020	By:	/s/ Xuezhu Wang
Xuezhu Wang Chief Executive Officer

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